EXHIBIT 3
SETTLEMENT AGREEMENT
     Settlement Agreement (the “Agreement”) dated March  , 2010, among 7293411 Canada Inc. (“Offeror”) and Holden L. Ostrin (“Holden”), Neil Wechsler and Gary Wechsler (collectively, “HNG” and together with Offeror, the “Parties”)
     RECITALS
(a)	Optimal Group Inc. (“Target”) owns all of the issued and outstanding shares of OGOP Payments Inc. (“Vendor”) and Vendor is the registered and beneficial owner of 1000 common shares of Optimal Merchant Services Inc. (“Corporation”), which shares represent all of the issued and outstanding shares of Corporation (collectively, the “Shares”);

(b)	Pursuant to a support agreement (the “Support Agreement”) between Offeror and Target dated the date hereof, the board of directors of Target has agreed to cooperate with Offeror to support Offeror’s offer (the “Offer”) to acquire all of the outstanding Class “A” shares of Target and to recommend in the director’s circular to be prepared in connection with the Offer that all holders of Class “A” shares of Target tender their Class “A” shares to Offeror, all on and subject to the terms and conditions of the Support Agreement;

(c)	Target and each of HNG entered into an Executive Employment Agreement each dated as of March 5, 2004, (collectively, the “Employment Agreements”) in respect of each of their employment with Target;

(d)	Upon completion of all the transactions contemplated by the Offer, including a Subsequent Acquisition Transaction (the “Closing”), Offeror intends to cause Target to terminate HNG’s employment;

(e)	The completion of the Offer in accordance with the terms and conditions of the Support Agreement will constitute a Change of Control and the Employment Agreements provide that, following a Change of Control, Target (or Offeror, as the case may be) shall, upon termination of HNG’s employment, among other things, pay to HNG the Basic Payments and the Termination Payments and perform the Insurance Covenants and the Medical Insurance Covenant;

(f)	Pursuant to Letter Agreements dated July 2, 2009 (the “Letter Agreements”), each of HNG agreed to a 30% reduction on 80% of his Base Salary (the “Reduction in Salary Payments”) that would be reimbursed upon the occurrence of a Change of Control; and

(g)	The Parties wish to enter into this Settlement Agreement for the purposes of settling and providing for the terms and conditions which will govern the termination of HNG’s employment with Target and the granting of mutual releases in settlement thereof.

     In consideration of the foregoing and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the Parties agree as follows.
Section 1 Definitions
     All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Support Agreement. Capitalized terms in this Agreement shall have the following meanings:
     “Basic Payments” has the meaning ascribed thereto in the Employment Agreements.
     “Base Salary” has the meaning ascribed thereto in the Employment Agreements.
     “Change of Control” has the meaning ascribed thereto in the Employment Agreements.
     “Closing Date” means the date of Closing.
     “Forced Savings Amount” means an amount equal to 20% of the Base Salary of each of HNG, before giving effect to any salary reductions pursuant to the Letter Agreements or otherwise.
     “Insurance Covenants” has the meaning ascribed thereto in the Employment Agreements.
     “Medical Insurance” has the meaning ascribed thereto in the Employment Agreements.
     “Termination Payments” has the meaning ascribed thereto in the Employment Agreements.
     “Transition Period” means the period starting on the Closing Date and ending on January 31, 2011.

Section 2 Other Defined Terms
     In addition to the defined terms in Section 1, each of the following capitalized terms shall have the meaning ascribed thereto in the corresponding Section:

Term	Reference
Agreement	First page
Closing	Recitals
Consideration	Section 6
Corporation	Recitals
Employment Agreements	Recitals
Forgiveness Reorganization	Section 5(a)
Letter Agreements	Recitals
Holden	First page
HNG	Recitals
Intervenor	Intervention
Parties	First page
Plan	Section 5(a)
Portfolio	Section 6
Offeror	Recitals
Reduction in Salary Payments	Recitals
Releasees	Section 17
Releasors	Section 17
Revised Settlement Agreement	Section 16
Shares	Recitals
Superior Offeror	Section 16
Support Agreement	Recitals
Target	Recitals
Tax Payments	Section 5(d)
Vendor	Recitals
Section 3 Termination of Employment
     Provided that all of the conditions set forth in Section 12(1) have been met on or prior to the Closing, on and subject to Closing:
(a)	each of HNG’s employment with the Corporation shall be terminated; and

(b)	the Employment Agreements and Letter Agreements shall be terminated and have no further force or effect, including (the restrictive covenants contained in Article 9 of each of the Employment Agreements) and the Employment Agreements and Letter Agreements shall be entirely replaced and superseded by the terms and conditions of this Agreement.
Section 4 Reduction of Basic Payments and Termination Payments
     Provided that all of the conditions set forth in Section 12(1) have been met on or prior to the Closing, on and subject to Closing, HNG hereby agree to reduce the aggregate amounts of the Basic Payments and the Termination Payments they are entitled to receive pursuant to their respective Employment Agreements to an amount equal to the sum of the Consideration and the Tax Payments.

Section 5 Settlement of Basic Payments and Termination Payments
     In full and final settlement of the Corporation’s obligations to pay to each of HNG the Basic Payments and the Termination Payments in accordance with the Employment Agreement, Offeror shall:
(a)	on or prior to Closing, cause the forgiveness of any outstanding intercompany debt of Corporation without consideration (the “Forgiveness Reorganization”) in accordance with the plan to be provided by RSM Richter prior to Closing and acceptable to the Parties (the “Plan”);

(b)	on Closing and after completion of the Forgiveness Reorganization, cause Vendor to transfer all of the Shares to or as directed by each of HNG, in accordance with the allocations to be set out by HNG by written notice to Offeror on or prior to Closing;

(c)	on Closing, cause Target to remit to the relevant Canadian and provincial tax authorities an amount equal to 35% of the value of the Consideration, on account of the withholding obligation of Target with respect to the Consideration attributable to each of HNG; and

(d)	on Closing, remit or cause Target to remit, certified cheques to or as directed by each of HNG in an aggregate amount equal to 13.22% of the Consideration, in accordance with the allocations to be set out by HNG by written notice to Offeror on or prior to Closing (together with the remittance described in this Section 5(c), the “Tax Payments”).
Section 6 Consideration
     The consideration for the Shares (the “Consideration”) shall be equal to the value ascribed to the two business portfolio assets of Vendor known as the “Moneris” and “UBC” assets (the “Portfolio”) in the independent valuation of RSM Richter to be provided by RSM Richter prior to Closing and in form and content acceptable to the Parties, acting reasonably (the “Valuation”).
Section 7 Valuation and Tax Arrangements
     The Parties have used the value ascribed to the Portfolio in the Valuation for the purposes of determining the fair market value of the Shares. Such value shall be used in respect of any tax filings or positions made or taken by the Parties. All fees, costs and expenses associated with such Valuation shall be assumed and paid by Offeror or Offeror shall cause Target to assume and pay such costs and expenses, as the case may be.
Section 8 Employment Related Covenants
(a)	On the Closing Date, Offeror shall cause to be put in place medical insurance coverage for each of HNG, which coverage shall provide each of HNG and their respective families with health, life, dental and other insurance coverage in Canada and the United States equivalent to the coverage currently maintained by Target for the benefit of its senior executives and HNG. Such coverage shall be for a term of five (5) years commencing on the Closing

Date, which coverage shall be prepaid by Offeror or Offeror shall cause Target to prepay such coverage, as the case may be, on or prior to Closing (the “Medical Insurance Covenant”).
(b)	On the Closing Date, Offeror shall or shall cause Target to, pay to each of HNG the aggregate amount of his respective Base Salary that was reduced during the Reduction Period (as such term is defined in the Letter Agreements), calculated up to the Closing Date.

(c)	On the Closing Date, Offeror shall or shall cause Target to, pay to each of HNG their respective Forced Savings Amount, in each case, accrued from January 1, 2010 through to the Closing Date.

(d)	On the Closing Date, Offeror shall or shall cause Target to, forgive the indebtedness of Holden L. Ostrin to Target on account of a home loan granted to him in 1996 and Offeror shall or shall cause Target to, reimburse Holden for any taxes incurred by Holden in connection with such forgiveness and taxes incurred by Holden as a result of the payment by Target (or Offeror, as the case may be) of such taxes.
Section 9 Vendor’s Representations and Warranties
     Offeror hereby represents and warrants as follows to HNG at the date of this Agreement and at the Closing Date and acknowledges and confirms that HNG is relying upon such representations and warranties in connection with the transactions contemplated herein:
(a)	Incorporation and Qualification. Offeror is a corporation incorporated and existing under the laws of its jurisdiction of incorporation;

(b)	Corporate Authority. The execution and delivery of and performance by Offeror of this Agreement and the transactions contemplated thereby have been authorized by all necessary corporate action on the part of Offeror ; and

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Offeror and constitutes a legal, valid and binding Agreement of Offeror enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
Section 10 HNG’s Representations and Warranties
     Each of HNG represents and warrants to Offeror with respect to himself at the date of this Agreement and at the Closing Date and acknowledges and confirms that Offeror is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by him and constitutes a legal, valid and binding Agreement enforceable against him in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(b)	Securities Laws. He is acquiring the Shares as principal and not as agent; and

(c)	No Other Agreements. All outstanding agreements between any of HNG and Target have been publicly disclosed or have been provided by HNG to Offeror.
Section 11 Post Closing Covenants
     At Closing:
(a)	Ownership of all electronics currently being utilized directly and regularly by HNG in carrying on their business, including computers, cell phones and Blackberries, will be transferred to HNG (to the extent not already owned);

(b)	Ownership of all office furniture and contents of office (anything on walls, etc.) currently being utilized directly and regularly by HNG will be transferred to HNG (to the extent not already owned);

(c)	HNG will be entitled to the office space currently being utilized directly and regularly by HNG up until the end of the Transition Period, including access to the kitchen on a rent free basis. After the Transition Period, Offeror shall or shall cause Target to, and HNG shall agree on a fair and appropriate rent for any premises still occupied by HNG. Notwithstanding the foregoing, in the event that Target (or Offeror, as the case may be) desires to abandon the lease or decides to sublease all or part of the premises occupied by HNG, Offeror shall or shall cause Target to, provide HNG with a 3 month notice setting out Target’s (or Offeror’s, as the case may be) plans in which case HNG shall either match the terms of any sublease or shall vacate the premises at the end of the period specified in the notice;

(d)	Offeror shall or shall cause Target to, maintain and pay and HNG will be entitled to use the existing parking spots currently being utilized directly and regularly by HNG during the Transition Period;

(e)	During the Transition Period, Offeror shall or shall cause Target to, maintain and pay and HNG will be entitled to use the existing Videotron access currently being utilized directly and regularly by them;

(f)	Offeror shall or shall cause Target to, transfer at no cost to HNG the Optimal Group name/URL/domain name and server with free bandwidth during the Transition Period;

(g)	HNG will be entitled at no cost to technical support as needed from Costa Lappas (or any replacement) during the Transition Period, after which time such support shall be provided and billed at cost until the end of the current lease;

(h)	Offeror shall or shall cause Target to, transfer at no cost to HNG individual, direct-dial, phone numbers;514-738-8885;514-738-1622 and 514-738-8355 (fax) and HNG shall be entitled, at no cost, to the use of telephone and fax services during the Transition Period, after which time such use shall be provided and billed at cost until the end of the current lease; and

(i)	HNG shall be entitled at no cost to support provided by Robin Kahn (or any replacement) during the Transition Period, after which time such support shall be provided by any person designated by Target and shall be billed to HNG at cost until the end of the current lease.
Section 12 Conditions of Closing
(1)	Conditions for the Benefit of HNG. The transactions contemplated hereby are subject to the following conditions to be fulfilled or performed, which conditions are for the exclusive benefit of HNG and may be waived, in whole or in part, by HNG in their sole discretion:
(a)	The Closing shall have occurred no later than June 30, 2010;

(b)	The representations and warranties of Offeror contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date;

(c)	Offeror shall not, as of the Closing Date, be in breach of any of its covenants hereunder;

(d)	Offeror shall deliver or cause to be delivered to HNG the following in form and substance satisfactory to HNG:
(i)	evidence that Vendor has completed the Forgiveness Reorganization in accordance with the Plan;

(ii)	evidence that the taxes pursuant to Section 5(c) have been remitted by Target (or Offeror as the case may be) to the appropriate Canadian and provincial tax authorities;

(iii)	share certificates representing the Shares duly endorsed for transfer to HNG or accompanied by an irrevocable share transfer power of attorney duly executed in blank by Vendor;

(iv)	resignations of the officers and directors of the Corporation (other than HNG) and releases in favour of HNG and Corporation by such officers and directors;

(v)	a release signed by Target in favour of HNG in the same form set out in Section 17; and

(vi)	a certified copy of the resolution of the directors (and, if required, a resolution of the shareholders) of the Corporation approving the transfer of the Shares to HNG.
(2)	Conditions for the Benefit of Offeror. The transactions contemplated hereby are subject to the following conditions to be fulfilled or performed, which conditions are for the exclusive benefit of Offeror and may be waived, in whole or in part, by Offeror in its sole discretion:
(a)	The Closing shall have occurred no later than June 30, 2010;

(b)	The representations and warranties of HNG contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date; and

(c)	HNG shall not, as of the Closing Date, be in breach of any of its covenants hereunder.
Section 13 Survival of Representations and Warranties
     The representations and warranties of Offeror and HNG shall survive the Closing for the period provided for at law.
Section 14 Termination
     This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated:
(i)	by mutual consent of the Parties;

(ii)	by HNG if any of the conditions in Section 12(1) have not been met or satisfied on or prior to the Closing Date or if the Closing Date does not occur on or prior to June 30, 2010 or on or before such later date as the Parties agree to in writing, provided that HNG may not terminate this Agreement under this Section 14(ii) if they have failed to perform any one or more of their obligations or covenants under this Agreement to be performed at or prior to Closing and the Closing has not occurred because of such failure;

(iii)	by Offeror if any of the conditions in Section 12(2) have not been met or satisfied on or before June 30, 2010 or on or before such later date as the Parties agree to in writing, provided that Offeror may not terminate this Agreement under this Section 14(iii) if it has failed to perform any one or more of its obligations or covenants under this Agreement to be performed at or prior to Closing and the Closing has not occurred because of such failure; or
(iv)	Subject to Section 16, if the Support Agreement is terminated for any reason whatsoever.
Section 15 Effect of Termination
(a)	Each Party’s right of termination under Section 14 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties and covenants in its favour contained in this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b)	If this Agreement is terminated pursuant to Section 14, all obligations of the Parties under this Agreement will terminate, except that:
(i)	each Party’s obligations under Section 18 and Section 19 will survive termination indefinitely;

(ii)	if this Agreement is terminated under the circumstances referred to in Section 16, Section 16 will survive termination for the period indicated in such Section; and

(iii)	if this Agreement is terminated by a Party because of a breach of this Agreement by the other Party or because a condition for the benefit of the terminating Party has not been satisfied because the other Party has failed to perform any of its obligations or covenants under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.
Section 16 Superior Proposal
     If the Support Agreement is terminated by the Target prior to the Expiry Time in accordance with section 8.1 (h) of the Support Agreement, then HNG agree that they would enter into an agreement with the Person making the Superior Proposal (the “Superior Offeror”) providing for the same terms and conditions set out herein (with applicable changes to reflect the fact that the Superior Offeror is the new offeror) (the “Revised Settlement Agreement”) except that:
(a)	the Superior Offeror shall agree to pay for, in addition to the professional fees and expenses referred to in Section 18, all incremental professional fees and expenses incurred by HNG from the date the Support Agreement is terminated to the date the transactions contemplated by the Superior Offeror are completed without the C$200,000 limitation set out in Section 18; and

(b)	the Revised Settlement shall contain a closing condition in favour of HNG that as at the closing date of the transactions contemplated in the Superior Offer, no event or condition shall have occurred, or shall exist, that individually or in the aggregate is or would reasonably be expected to be material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations, business, operations or prospects of Corporation.
     Notwithstanding anything in this Agreement to the contrary, the Parties agree that HNG’s covenant in this Section 16 shall expire and any Revised Settlement Agreement entered into shall, at the option of HNG, be terminated by HNG and have no further force or effect in the event the Superior Proposal made by the Superior Offeror has not been completed within 90 days after the Support Agreement is terminated in accordance with section 8.1(h) of the Support Agreement.
Section 17 Mutual Release, Discharge and Transaction
     In consideration for the transactions to be effected pursuant to the Agreement, the receipt and sufficiency of which are hereby acknowledged by the Parties and the Target, at Closing, each of HNG, on the one hand, and Offeror and Target, on the other hand, on behalf of themselves and on behalf of their affiliates, successors, assigns and legal representatives (collectively in such capacity the “Releasors”) irrevocably and unconditionally release and forever discharge the other as well as each of their affiliates, successors, assigns, directors, officers and legal representatives (collectively in such capacity the “Releasees”), of and from all manner of actions, causes of action, suits, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, quasi-delictual, legal or otherwise, whether known or unknown, which any of the Releasors ever had, now has or may in the future have against any of the Releasees with respect to events, acts or omissions which relate to dates or periods on or prior to the Closing Date. Notwithstanding the foregoing, nothing herein shall affect or release any of the Parties’ rights or obligations under or pursuant to: (i) this Agreement (including the covenants, representations and warranties therein and the transactions referred to therein) and related agreements, certificates and instruments or (ii) any indemnification obligations Offeror and Target (and each of their affiliates, successors, assigns, directors, officers and legal representatives) may have in favour of HNG (and each of their affiliates, successors, assigns, directors, officers and legal representatives) pursuant to any statute, by-law or other constating document, insurance policy (including, the directors and officers insurance policy referred to Section 6.2 of the Support Agreement) or any other agreement or arrangement in connection with any one of HNG having acted as a director or officer of Intervenor or any of its affiliates.
     The present release, discharge and transaction constitutes a transaction within the meaning of article 2631 and following of the Civil Code of Québec and shall enure to the benefit of each of the Releasees and shall be binding upon the Releasors and their affiliates successors, affiliates and legal representatives.
     On Closing, Offeror shall cause Target to execute a release in favour of HNG in the same form as set out above in this Section 17.

Section 18 Expenses
     Offeror shall be responsible for up to a maximum of C$200,000 of HNG’s professional fees and expenses in connection with the transactions contemplated hereunder, including any such fees incurred in connection with the Offer, before taxes and disbursements.
Section 19 Announcements
     No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made except with the prior written consent of the Parties, or if required by Law or a Governmental Entity.
Section 20 Time is of the Essence
     Time shall be of the essence of this Agreement.
Section 21 Gender and Number
     Any reference in this Agreement to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.
Section 22 Headings, etc
     The division of this Agreement into Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.
Section 23 Currency
     All references in this Agreement to dollars, or to $ are expressed in Canadian currency unless otherwise specifically indicated.
Section 24 Certain Phrases, etc.
     In this Agreement (A) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and (B) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. Unless otherwise specified, the words “Section” followed by a number mean and refer to the specified Section of this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.
Section 25 Enurement
     This Agreement shall become effective when executed by the Parties and after that time shall be binding upon and enure to the benefit of the Parties and their respective heirs, executors, legal personal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by either Party without the consent of the other Party, except that HNG may assign this Agreement in whole or in part to any of their respective affiliates.

Section 26 Entire Agreement
     This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter of this Agreement, including, the Employment Agreements and the Letter Agreements. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.
Section 27 Waiver
(1)	No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(2)	No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.
Section 28 Further Assurances
     Each of the Parties covenants and agrees to do such things, to attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.
Section 29 Severability
     If any provision of this Agreement shall be determined to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.
Section 30 Governing Law
     This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.
Section 31 Counterparts
     This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.
Section 32 French Language
     Les Parties à cette convention reconnaissent qu’ils ont exigé que ce qui précède soit rédigé et signé en anglais et s’en déclarent satisfaits.
[Signature page follows]

     IN WITNESS WHEREOF the Parties have executed this Settlement Agreement.

7293411 Canada Inc.
By:	/s/ Richard Yanofsky
Authorized Signing Officer

/s/ Holden L. Ostrin
Holden L. Ostrin
/s/ Neil Wechsler
Neil Wechsler
/s/ Gary Wechsler
Gary Wechsler

Intervention
Optimal Group Inc. (the “Intervenor”) hereby intervenes to this Settlement Agreement for the purposes of being bound by and accepting the benefit of Section 16 of this Settlement Agreement.
The Intervenor agrees that upon Termination of this Agreement in accordance with Section 14, the Intervenor shall no longer be bound by or benefit from the provisions of Section 16, except if this Settlement Agreement is terminated in the circumstances described in Section 16, in which case the Intervenor will continue to be bound by and benefit from the provisions of Section 16 for the period described therein.
IN WITNESS WHEREOF the Intervenor has executed this Intervention to Settlement Agreement on March  , 2010.

Optimal Group Inc.
Authorized representative